UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

Exchange Act of 1934 (the "Act")

November 24, 2004

ASPEN GROUP RESOURCES CORPORATION

(Exact name of Registrant as specified in its Charter)

Yukon, Canada                                                          0-28814                                              98-0164357

(State or other jurisdiction of                                (Commission File                                 (I.R.S. Employer

incorporation or organization)                                           Number)                                        Identification No.)

One North Hudson,  Suite 1000

Oklahoma City, Oklahoma 73102

(Address of principal executive offices)

Telephone Number (405) 278-8800

(Registrant's telephone number, including area code)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   X           Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______                No    X

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: November 24, 2004

ASPEN GROUP RESOURCES CORPORATION

(Registrant)

signed “Robert Calentine”

Name:  Robert Calentine

Title:  Chief Executive Officer

INDEX OF EXHIBITS

Exhibit 01

Third Quarter Financial Statements

Exhibit 02

Management’s Discussion and Analysis

Exhibit 03

Certifications